Exhibit (a)(1)(I)

CONTACT: Brian Schwartz Executive Managing Director bschwartz@higcapital.com H.I.G. Capital 1450 Brickell Avenue 31st Floor Miami, FL 33131 P 305.379.2322 F 305.379.2013 www.higcapital.com

H.I.G. Capital Announces Extension of Tender Offer for Shares of Comverge, Inc.

Tender offer now scheduled to expire at 5:00 p.m., New York City time, on Wednesday, May 9, 2012

MIAMI, FL – May 9, 2012 – H.I.G. Capital, LLC (“H.I.G.”), a leading global private equity investment firm, today announced an extension of the offer period for the previously announced tender offer for all of the outstanding shares of common stock of Comverge, Inc. (Nasdaq: COMV) (“Comverge” or the “Company”) by Peak Merger Corp. and Peak Holding Corp., both affiliates of H.I.G., for $1.75 per share in cash, without interest and less any applicable withholding taxes. The tender offer, which was previously scheduled to expire at midnight, New York City time, on Tuesday, May 8, 2012, is now scheduled to expire at 5:00 p.m., New York City time, on Wednesday, May 9, 2012.

All other terms and conditions of the tender offer remain unchanged.

The depositary for the tender offer has advised that, as of midnight, New York City time, on Tuesday, May 8, 2012, 13,664,455 shares of Comverge common stock have been tendered and not withdrawn, including shares that had been tendered pursuant to notices of guaranteed delivery, representing approximately 49.5% of the outstanding shares.

About H.I.G.

H.I.G. is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO, as amended, has been filed by Peak Merger Corp. and Peak Holding Corp. with the SEC, and the solicitation/recommendation statement on Schedule 14D-9, as amended, has been filed by Comverge with the SEC. The tender offer statement (including an offer to purchase, forms of letter of transmittal and other offer documents) and the solicitation/recommendation statement were mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Peak Merger Corp. and Peak Holding Corp. or by Comverge with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained free of charge by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 967-7921 for stockholders and all others.